Exhibit 99.1

MEDIA CONTACTS:
Biogen Idec Shannon Altimari Ph: 617 914 6524	Elan Jonathan Birt Ph: 212 850 5664 Elizabeth Headon Ph: 353 1 498 0300
INVESTOR CONTACTS:
Biogen Idec Eric Hoffman Ph: 617 679 2812	Elan Chris Burns Ph: 353 1 709 4444 800 252 3526

TYSABRI® DEMONSTRATES SIGNIFICANT HEALTH-RELATED QUALITY-OF-LIFE IMPROVEMENTS FOR MULTIPLE SCLEROSIS PATIENTS IN STUDY
PUBLISHED IN ANNALS OF NEUROLOGY

Cambridge, MA and Dublin, Ireland - August 20, 2007 - Biogen Idec (NASDAQ: BIIB) and Elan Corporation, plc (NYSE: ELN) announced today the publication of results demonstrating that patients treated with TYSABRI® (natalizumab) showed a significant improvement in health-related quality-of-life (HRQoL) measures when compared to placebo.  These results are from the first Phase III multiple sclerosis (MS) studies that have demonstrated improvement on HRQoL measures in patients with relapsing forms of MS.  The results have been published in today’s issue of Annals of Neurology.

“These data showed that patients treated with TYSABRI were more likely to experience statistically important improvement in the quality-of-life measures used to assess meaningful disease improvement or progression.  These findings have not been previously observed in clinical studies involving MS patients,” said Richard Rudick, MD, Director of the Mellen Center for Multiple Sclerosis Treatment and Research at the Cleveland Clinic, the lead investigator of the study.

These two-year, randomized, double-blind, placebo-controlled, multicenter, Phase III clinical trials (AFFIRM and SENTINEL) were conducted in 2,113 patients with relapsing forms of MS.  The objective was to assess the relationship between disease activity and HRQoL in relapsing forms of MS, and the impact of TYSABRI on these measures.  In the studies, HRQoL was assessed using two different measures at baseline and weeks 24, 52 and 104:

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The Short Form-36 (SF-36), a standardized, well-validated survey that has been used extensively in many disease areas, including MS to review health status.  The SF-36 is comprised of 36 questions designed to assess physical (Physical Component Summary or PCS) and mental (Mental Component Summary or MCS) well-being from the perspective of the patient.

•	The Visual Analogue Scale (VAS), a measure of well-being as assessed by the patient and marked on a scale of 0 to 100, with 0 indicating “poor” and 100 indicating “excellent.”

Results from the AFFIRM monotherapy trial include:
•	A statistically significant improvement in SF-36 PCS beginning at week 24 and all subsequent time points compared with a decline in the placebo-treated group.
•	A statistically significant improvement in SF-36 MCS at week 104 compared with a decline in the placebo-treated group.
•	Statistically significant benefits using the VAS when compared with placebo at week 52 and at week 104.
•	Patients showed sustained improvement from baseline quality-of-life measures, not just a slowing down of quality-of-life deterioration.
•	HRQoL measures correlated with common measures of MS severity, including EDSS, sustained disability progression, relapse number, MSFC and volume of T2-hyperintense and T1-hypointense lesions.

Improvements on quality-of-life measures were also observed in the SENTINEL study, in which TYSABRI was added to AVONEX® (Interferon beta-1a).  This publication is in addition to a presentation of preliminary results from the same study presented at the 2006 American Academy of Neurology Annual Meeting.

About TYSABRI
TYSABRI is a treatment approved for relapsing forms of MS in the United States and relapsing-remitting MS in the European Union. According to data that have been published in the New England Journal of Medicine, after two years, TYSABRI treatment led to a 68% relative reduction (p<0.001) in the annualized relapse rate compared to placebo and reduced the relative risk of disability progression by 42-54% (p<0.001).

TYSABRI increases the risk of progressive multifocal leukoencephalopathy (PML), an opportunistic viral infection of the brain that usually leads to death or severe disability.  Other serious adverse events that have occurred in TYSABRI-treated patients included hypersensitivity reactions (e.g., anaphylaxis), infections, depression and gallstones.  Serious opportunistic and other atypical infections have been observed in TYSABRI-treated patients, some of whom were receiving concurrent immunosuppressants.  Herpes infections were slightly more common in patients treated with TYSABRI.  In MS trials, the incidence and rate of other serious and common adverse events, including the overall incidence and rate of infections, were balanced between treatment groups.  Common adverse events reported in TYSABRI-treated patients include headache, fatigue, infusion reactions, urinary tract infections, joint and limb pain, lower respiratory infections, rash, gastroenteritis, abdominal discomfort, vaginitis, and diarrhea.

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In addition to the United States and European Union, TYSABRI is also approved in Switzerland, Canada, Australia and Israel. TYSABRI was discovered by Elan and is co-developed with Biogen Idec.

For more information about TYSABRI please visit www.tysabri.com, www.biogenidec.com or www.elan.com, or call 1-800-456-2255.

About Biogen Idec
Biogen Idec creates new standards of care in therapeutic areas with high unmet medical needs.  Founded in 1978, Biogen Idec is a global leader in the discovery, development, manufacturing, and commercialization of innovative therapies.  Patients in more than 90 countries benefit from Biogen Idec’s significant products that address diseases such as lymphoma, multiple sclerosis, and rheumatoid arthritis.  For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit www.elan.com.

Safe Harbor/Forward-Looking Statements
This press release contains forward-looking statements regarding TYSABRI. These statements are based on the companies’ current beliefs and expectations.  The commercial potential of TYSABRI is subject to a number of risks and uncertainties.  Factors which could cause actual results to differ materially from the companies’ current expectations include the risk that we may be unable to adequately address concerns or questions raised by FDA or other regulatory authorities, that concerns may arise from additional data, that the incidence and/or risk of PML or other opportunistic infections in patients treated with TYSABRI may be higher than observed in clinical trials, or that the companies may encounter other unexpected hurdles.  Drug development and commercialization involves a high degree of risk.

For more detailed information on the risks and uncertainties associated with the companies’ drug development and other activities, see the periodic and current reports that Biogen Idec and Elan have filed with the Securities and Exchange Commission.  The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.
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